Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 11, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Financial Services Fund (S000046891)
Socially Responsive Balanced Fund (S000046892)
Maryland Tax-Free Income Fund (S000046893)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 7, 2014, to the Trust’s Registration Statement filed on Form N-14 (the “Registration Statement”).  The Registration Statement was filed on July 24, 2014, for the purpose of reorganizing the Legg Mason Investment Counsel Financial Services Fund, the Legg Mason Investment Counsel Social Awareness Fund, and the Legg Mason Investment Counsel Maryland Tax-Free Income Trust out of their respective trusts and into corresponding series of the Trust (the “Reorganizations”).  Following confirmation of the acceptance of the responses provided herein by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust expects to request acceleration of the Registration Statement to no later than August 15, 2014.

In connection with this response to the comments made by the Staff, the Trust, on behalf of each of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-14 Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	Staff Comment: Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.	Staff Comment: As required by Item 12(b) of Form N-1A, please provide the required disclosure that the Acquiring Funds have adopted a distribution plan under rule 12b-1 of the 1940 Act.

Response: The Trust responds by noting that the required Rule 12b-1 fee disclosure is located on Page 79 of Part B of the Form N-14 which references the Funds’ Prospectus disclosure under the heading “Distribution Plan.”

3.	Staff Comment: Please disclose, supplementally, if the Reorganizations will require the Acquiring Funds to sell securities of the Target Funds.

Response: The Trust responds supplementally that it has confirmed with Legg Mason Partners Fund Advisor, LLC, the Target Funds’ investment adviser, and Legg Mason Investment Counsel, LLC, the Target Funds’ subadviser and new investment adviser of the Acquiring Funds, that no securities of the Target Funds are required to be sold as a result of the Reorganizations.

4.
Staff Comment:  In each instance where Class FI, Class R and/or Class R1 shares are discussed, please add disclosure to the effect that Class FI, Class R and Class R1 shares are not subject to the Reorganizations.

Response:  The Trust responds by adding the underlined disclosure below after each instance where there is a discussion regarding Class FI, Class R and Class R1 shares:

The Target Funds no longer offer Class FI, Class R and Class R1 shares for purchase by new or existing investors and no shares of these classes are currently outstanding~~,~~ ; consequently, those respective classes of shares are not subject to the Reorganizations.

No shares of Class FI, R or R1 are currently outstanding; consequently, those respective classes of shares are not subject to the Reorganizations.

Class FI, Class R and Class R1 have no shares outstanding~~,~~ ; consequently, those respective classes of shares are not subject to the Reorganizations.

5.
Staff Comment:  In each Fund’s “Comparison of Fees and Expenses” table, Shareholder Fees, Class A’s maximum deferred sales charge (load) is listed as “Generally, None.”  Please disclose in a footnote to each applicable table the maximum possible load for such Class A shares.

Response:  The Trust responds by adding the footnote below disclosing the maximum deferred sales charge for Class A shares:

There is a maximum deferred sales charge of 1.00% on purchases of $1 million or more, if you redeem within 18 months of purchase;  the Adviser may waive this charge for certain investors.

6.	Staff Comment: Please disclose supplementally whether the adviser to the Acquiring Funds will be permitted to recapture amounts waived and/or reimbursed for the Target Funds.

Response:  The Trust responds supplementally that the prospectus discloses that [NEWCO] is permitted to recapture amounts waived and/or reimbursed to the Acquiring Fund during the same fiscal year if the Acquiring Fund’s total annual operating expenses have fallen to a level below the limit shown in the footnote to the fee table.  [NEWCO] is not permitted to recapture fee and expense amounts waived and/or reimbursed to the Target Fund by LMPFA prior to the Reorganization.

7.
Staff Comment:  In the Average Annual Total Returns table for the Financial Services Fund, Class C shares, please confirm that the Return Before Taxes and Return After Taxes on Distributions numbers are correct, as they are shown to be the same.

Response:  The Trust responds by confirming that the Return Before Taxes and Return After Taxes on Distributions calculations are correct.

8.
Staff Comment:  The Comparison table on page 5 states that the selection process for the Acquiring Fund is the “Same” as the Target Fund.  However previously, on page 4, the Differences in Primary Investments section states “The Acquiring Fund also provides a more detailed description of the social factors used in determining what is a socially responsive equity or fixed income company.”  The Staff requests the Trust reconcile the two conflicting statements.

Response:  The Trust responds by revising the Acquiring Fund’s selection process below.

The Acquiring Fund provides a more detailed description of the social factors used in determining what is a socially responsive equity or fixed income company.

That is, there is no conflict between the two statements; the Acquiring Fund merely provides a more detailed description than the Target Fund of a selection process that LMIC currently follows and that NEWCO plans to continue following after the Reorganization.

9.	Staff Comment: In the Acquiring Funds’ Expense Examples, please confirm that the Expense Examples take into account the Expense Caps only for the years that they are in place.

Response: The Trust responds by confirming that the Expense Examples take into account the Expense Caps only for the years that they are in place and by adding the underlined parenthetical to clarify each Expense Example as follows:

The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Caps that are in place through December 31, 2016).

10.
Staff Comment:  Please revise and explain in plain English the paragraph on page 43 discussing Section 15(f) of the 1940 Act.  Please explain why the Section 15(f) non-exclusive safe harbor information is discussed and how, if at all, the Trust benefits from Section 15(f).

Response: The Trust responds by revising the paragraph on page 43 as follows:

To avoid questions that could arise under the laws of some states, Section 15(f) of the 1940 Act provides that an investment adviser is allowed to benefit from the sale of any interest in the adviser that results in the assignment of a mutual fund’s advisory contract if, for specified periods of time after the transaction, the board of trustees of the fund maintains a prescribed degree of independence and the transaction does not result in an unfair burden on the fund. In accordance with the requirements of Section 15(f), all parties to the Transaction have agreed that, for a period of three years after the Transaction, the TAP Board of Trustees will endeavor to ensure that at least 75% of its members will be persons who are not “interested persons” (as defined in the 1940 Act) of either LMPFA or [NEWCO], or their respective affiliates. In addition, for a period of two years after the Transaction, the advisory fee rates and expense limitation arrangements of the Acquiring Funds will remain as described in this Proxy Statement.  Section 15(f) is only a “safe harbor”; a failure to comply with these requirements would not necessarily raise a concern under any state’s laws.  However, all parties to the Transaction believe it is desirable to offer fund shareholders the assurances that Section 15(f) provides.

11.
Staff Comment:  In the Board Considerations section, please provide the Target Funds’ Boards’ conclusions, if any, regarding “The financial interest that Legg Mason, LMIC and Stifel have in the Reorganizations.”

Response: The Trust responds by revising the relevant disclosure as follows:

In evaluating the recommendation of LMPFA in favor of the Reorganization and the information presented, the Board took into consideration the fact that Legg Mason, LMIC and Stifel have a financial interest in the Reorganization.

12.	Staff Comment: In Appendix C, it is stated that “You may buy shares: Through banks, . . .” To comply with Item 4(b)(1)(iii) of Form N-1A, please include the required disclosure.

Response: The Trust responds by adding the required risk disclosure.

13.
Staff Comment:  In Appendix C, Redemption Proceeds, it is stated that “The Funds reserve the right to pay redemption proceeds by giving you securities.”  If the Funds use illiquid securities for such redemption purposes, please state in this section that such securities may not saleable.

Response: The Trust responds by confirming supplementally that the Funds will not use illiquid securities for such redemption purposes.

14.
Staff Comment:  On page 67 of Part B, the Maryland Tax-Free Income Fund’s Rule 35d-1 policy states “As a fundamental policy, under normal circumstances, the Maryland Fund will invest at least 80% of its net assets in municipal obligations . . .”  Please modify the policy to clarify that concentration applies to municipal securities whose payments of interest and/or principal are dependent on revenues derived from specific projects rather than general obligations.

Response: The Trust responds by adding disclosure to state that the Maryland Fund’s concentration policy applies to: Municipal securities whose payments of interest and/or principal are dependent upon revenues from specific projects rather than general obligations, will be subject to this policy.

15.
Staff Comment:  As required by Rule 35d-1 under the 1940 Act, please disclose on page 68 of Part B, that the Maryland Tax-Free Income Fund’s 80% investment policy may not be changed without 60 days’ notice to shareholders.

Response: The Trust responds by noting that Rule 35d-1 requires 60 days notice to shareholders of a change to a fund’s non-fundamental investment policy adopted pursuant to the rule.  In this case, where the rule requires the policy to be fundamental, thus requiring shareholder approval to make a change, providing 60 days’ notice to shareholders is not separately required by the rule.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios